UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

Date: October 21, 2020

UBS Group AG

Commission File Number: 1-36764

UBS AG

Commission File Number: 1-15060

(Registrants' Names)

Bahnhofstrasse 45, Zurich, Switzerland, and

Aeschenvorstadt 1, Basel, Switzerland

(Address of principal executive offices)

Indicate by check mark whether the registrants file or will file annual reports under cover of Form 20‑F or Form 40-F.

Form 20-F  x                        Form 40-F  o

This Form 6-K consists of the Invitation to the Extraordinary General Meeting of UBS Group AG immediately following this page.

UBS

Invitation to the Extraordinary General Meeting

UBS Group AG

Thursday, 19 November 2020, 10:00 a.m.
UBS Group AG, Bahnhofstrasse 45, 8001 Zurich

Protecting the health of our shareholders and employees continues to be our number one priority. UBS Group AG has therefore decided that voting rights can again only be exercised through the independent proxy. No physical participation in the Extraordinary General Meeting is planned.

Dear shareholders,

Following the decision to split the 2019 dividend and the approval of the first distribution at the Annual General Meeting on 29 April 2020 (AGM), the Board of Directors of UBS Group AG proposes to pay out the second tranche of the 2019 dividend as planned in November 2020. This second tranche of USD 0.365 (gross) in cash per share of CHF 0.10 par value will be paid out of the special dividend reserve established at the 2020 AGM. To facilitate this, an Extraordinary General Meeting of UBS Group AG will be convened, as previously communicated, on Thursday, 19 November 2020, at 10:00 a.m. (2020 EGM).

Please find enclosed with this invitation the "Power of attorney and voting instructions" form or provide your instructions to the independent proxy through *www.gvmanager.ch/ubs*.

The UBS Group AG Annual Report and the auditors' reports for the financial year 2019 (as revised in relation to appropriation of profit and distribution of dividends), as well as the special audit report for the extraordinary dividend, are available for inspection at UBS Group AG's head office, at Bahnhofstrasse 45, 8001 Zurich, and are also available electronically, at *www.ubs.com/annualreport*.

On 19 August 2020, UBS Group AG published a notice in the Swiss Official Gazette of Commerce (Schweizerisches Handelsamtsblatt) and on its website, at *www.ubs.com/agm*, inviting qualifying shareholders to submit their requests for the inclusion of individual items on the agenda by 30 September 2020. No requests were submitted.

Zurich, 20 October 2020

Yours sincerely,

UBS Group AG

Axel A. Weber
Chairman of the Board of Directors

Markus Baumann
Group Company Secretary

Extraordinary General Meeting of UBS Group AG | 19 November 2020

1. Distribution of an extraordinary dividend out of special dividend reserve (within capital contribution reserve and appropriated from total profit)

Motion
The Board of Directors proposes an extraordinary dividend distribution of USD 0.365 (gross) in cash per share of CHF 0.10 par value under the terms set out in the table below.

The extraordinary dividend distribution is declared in US dollars. Shareholders whose shares are held through SIX SIS AG will receive dividends in Swiss francs, based on a published exchange rate calculated up to five decimal places on the day prior to the ex-dividend date. Shareholders holding shares through the Depository Trust Company or directly registered in the US share register with Computershare will be paid dividends in US dollars. The total amount of the dividend distribution will be capped at CHF 2,628 million (the Cap). To the extent that the Swiss franc equivalent of the total dividend distribution would exceed the Cap on the day of the 2020 EGM, based on the exchange rate determined by the Board of Directors in its reasonable opinion, the US dollar per share amount of the dividend will be reduced on a pro rata basis so that the total Swiss franc amount does not exceed the Cap.

Proposed dividend distribution out of special dividend reserve (within capital contribution reserve (50%) and appropriated from total profit (50%))

	USD million	CHF million[2]
Special dividend reserve within capital contribution reserve: USD 0.1825 per dividend-bearing share[1]	654	600
Special dividend reserve (appropriated from total profit): USD 0.1825 per dividend-bearing share[1]	654	600
Total special dividend reserve before proposed dividend distribution	**1,308**	**1,200**
Dividend distribution: USD 0.365 (gross) per dividend-bearing share, USD 0.1825 of which out of special dividend reserve within capital contribution reserve	(654)	(600)
Dividend distribution: USD 0.365 (gross) per dividend-bearing share, USD 0.1825 of which out of special dividend reserve (appropriated from total profit)	(654)	(600)
Total special dividend reserve after proposed dividend distribution	**0**	**0**

1 During the second quarter of 2020, as approved by the AGM held on 29 April 2020, an appropriation to a special dividend reserve was made for all dividend-bearing shares as of the record date 6 May 2020, half of it within capital contribution reserve within the general reserve and the other half from total profit available for appropriation. Dividend-bearing shares are all shares issued except for treasury shares held by UBS Group AG. 2 For illustrative purposes, translated at closing exchange rate as of 30 September 2020 (CHF/USD 1.09).

To the extent that the total dividend distribution of USD 0.365 (gross) per dividend-bearing share differs from the total special dividend reserve of USD 1,308 million, half of such a difference will be balanced through the capital contribution reserve and the other half through the voluntary earnings reserve.

Provided that the proposed dividend distribution is approved, the payment of the dividend will be made on 27 November 2020 to holders of shares on the record date 25 November 2020. The shares will be traded ex-dividend as of 24 November 2020 and, accordingly, the last day on which the shares may be traded with entitlement to receive the dividend will be 23 November 2020.

Explanation
Following the approved dividend distribution at the 2020 AGM of USD 0.365 per share, with the remaining amount of USD 0.365 per share apportioned to a special dividend reserve, the Board of Directors proposes an extraordinary dividend distribution of USD 0.365 (gross) in cash per share of CHF 0.10 par value out of the special dividend reserve.

As a result of the change of the presentation currency from Swiss francs to US dollars, since April 2020 UBS Group AG has declared its dividend in US dollars. However, shareholders whose shares are held through SIX SIS AG will still receive their dividends converted into Swiss francs.

Due to capital maintenance provisions under the Swiss Code of Obligations, a technical cap in Swiss francs to the dividend payment is required. The proposed Cap of CHF 2,628 million is expected to give sufficient headroom to accommodate even significant currency fluctuations.

Half of the extraordinary dividend distribution of USD 0.365 (gross) in cash per share is payable out of the special dividend reserve appropriated from total profit and the other half out of the special dividend reserve within the capital contribution reserve due to a change in Swiss tax law. The portion of the dividend paid out of the special dividend reserve appropriated from total profit will be subject to a 35% Swiss withholding tax. To the extent that the total dividend distribution of USD 0.365 (gross) per dividend-bearing share differs from the total special dividend reserve of USD 1,308 million, the portion paid from the voluntary earnings reserve will also be subject to a 35% Swiss withholding tax.

2

Extraordinary General Meeting of UBS Group AG I 19 November 2020

Organizational issues

Voting rights

Shareholders entered in the share register of UBS Group AG on 16 November 2020 at 5 p.m. CET (on 4 November 2020 at 4:30 p.m. EST with the US transfer agent Computershare) are entitled to vote via the independent proxy.

No trading restriction on UBS Group AG shares

The registration of shareholders for voting purposes does not affect the trading of UBS Group AG shares held by registered shareholders before, during or after the 2020 EGM. Neither Swiss law nor the UBS Group AG Articles of Association impose trading restrictions for shareholders that have been entered in the share register of UBS Group AG with a view to voting at the upcoming 2020 EGM.

Representation

Shareholders may be represented at the 2020 EGM only by ADB Altorfer Duss & Beilstein AG (Dr. Urs Zeltner, Attorney and Notary), Walchestrasse 15, 8006 Zurich, Switzerland, as the independent proxy.

In order to appoint, or give instructions to, the independent proxy (ADB Altorfer Duss & Beilstein AG), please complete and sign the enclosed "Power of attorney and voting instructions" form or access *www.gvmanager.ch/ubs*. Timely processing can be guaranteed for all duly signed forms received by 16 November 2020.

The Internet page *www.ubs.com/agm* is constantly updated with the latest information, and we are also happy to answer your questions via our hotline: +41-44-235 66 52.

3

UBS Group AG
P.O. Box
CH-8098 Zurich

ubs.com

UBS

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This Form 6-K is hereby incorporated by reference into (1) each of the registration statements of UBS AG on Form F-3 (Registration Number 333-225551), and of UBS Group AG on Form S-8 (Registration Numbers 333-200634; 333-200635; 333-200641; 333-200665; 333-215254; 333-215255; 333-228653; 333-230312; and 333-249143), and into each prospectus outstanding under any of the foregoing registration statements, (2) any outstanding offering circular or similar document issued or authorized by UBS AG that incorporates by reference any Form 6-K’s of UBS AG that are incorporated into its registration statements filed with the SEC, and (3) the base prospectus of Corporate Asset Backed Corporation (“CABCO”) dated June 23, 2004 (Registration Number 333-111572), the Form 8-K of CABCO filed and dated June 23, 2004 (SEC File Number 001-13444), and the Prospectus Supplements relating to the CABCO Series 2004-101 Trust dated May 10, 2004 and May 17, 2004 (Registration Number 033-91744 and 033-91744-05).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorized.

UBS Group AG

By: _/s/ Kelsang Tsün ____________

Name:  Kelsang Tsün

Title:    Executive Director

By: _/s/ Ella Campi ______________

Name:  Ella Campi

Title:    Executive Director

UBS AG

By: _/s/ Kelsang Tsün____________

Name:  Kelsang Tsün

Title:    Executive Director

By: _/s/ Ella Campi ______________

Name:  Ella Campi

Title:    Executive Director

Date:  October 21, 2020